hobbyDB

entertainment retail technology b2c ecommerce

Building a giant database of every collectible ever made

HOBBYDB.COM BOULDER


COMING
SOON



As a team we have a vision of creating a free resource which documents everything collectible, from the most popular to the truly obscure. It doesn't matter if you're a museum curator or a first-time collector, hobbyDB puts the power of data in your hands.

Christian Braun Collector of Collectors & CEO @ hobbyDB

Why you may want to support us...

1. A vast, accurate, free resource for the entire collecting community.
2. 590,000 users have added over half a million database entries.
3. Team ran the world's largest set of forums for collectors & founded the biggest eBay business in Europe.
4. 30 million items in our users' collections worth $610 million and 8 million items in our users' wishlists worth $518 million.
5. Already run archives for more than 50 artists, authors, brands, and clubs.
6. Already more than 4,000 Sellers on the site.
7. Explore any fandom. Track your collection. Use our secure marketplace to safely buy and sell.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Christian Braun
Collector of Collectors & CEO
Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.



Alexandra Lindsay
Connector of Collectors & Marketing
Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Andrew Adamides
Crafter for Collectors & Product
Certified Scrum Product Owner, 15 years entertainment and pop culture industry experience with companies including the BBC & Fox.



David Parker
Crafter for Collectors - Development
17 years Software Engineering experience, Software Engineer and Consultant for the United States Air Force.



Travis Parke
Custodian of Collectors - Operations
Built customer service infrastructure for Sphero. Helped high-growth startups with go to market strategy, and early-stage operational processes at Techstars.

Downloads

hobbyDB Pitch Deck 2019.pdf

Collecting connects us to who we are.

Whether it's baseball cards, action figures, stamps, teddy bears, records, coins or mid-century furniture, every year seventy-five million people enjoy collecting something. It's a way to escape the cares of the world for a while - a relaxing retreat to a happier place where we can surround ourselves with the things we love the most.

But collecting can be hard work!

With information scattered all over the Internet and no one central marketplace, fans can spend hours determining what they want, tracking what they have and working out the best ways to move on items they no longer need. All of which cuts down on time spent enjoying their stuff! What's missing is one central place where they can research, value, track, buy AND sell!

That's why we built hobbyDB


Supercharge your collecting experience with the powerful tools at hobbyDB
Explore
Immerse yourself in your fandom with hobbyDB's massive collectibles database.
Track
Organize your collection, exactly the way you want it.
Collect
Snag your favorite items in the super secure hobbyDB marketplace.

Escape into a world of whatever makes you happiest!

Built and maintained by the most awesome community of super-fans, geeks and collectors on the internet, hobbyDB's massive database of collectible products is at the heart of everything we do!



Database | Marketplace | Help | Sell
Hard Rock Harley "Motorcycle series" -BCN
Go
Filters
Has Item On Sale
In My Collection
Added by
Types
Charity for Tomek, Harley Liberator
Motorcycle - Green & Yellow Harley
Motorcycle - Red & Blue Harley
Red Harley Motorcycle

Organize your collection, exactly the way you want it.

With hobbyDB's advanced collection management tools, you'll always have a detailed record of the items you own, accessible with just a few clicks!



All My Items

And with the Wishlist, you will never again miss an item that you need and that came up for sale.

Know exactly how much your collection is worth!

Price Tracker - Using the hobbyDB price tracker, keep tabs on the value of your collection!



Batman (Emerald Chrome) [Spring Convention]
Price Guide
Recent eBay Sales

Show your collection to the world.

Curate and display your collection the way you like to.


Database | Marketplace | Help | Sell
MarshallFogel
Contact
Collectibles 11
Database Items 12
ABOUT
For the Love of (Collecting) the Game
SHARE
BADGES
CONTRIBUTOR
MEMBER SINCE: MAY 31, 2019
Collection Wish List
MarshallFogel's Collection
Featured
Honus Wagner
1952 Topps Mickey Mantle (Type 1)
Mickey Mantle - 1951 Bowman No. 253
Mickey Mantle - 1953 Topps No. 82
Babe Ruth Autograph Baseball
Lou Gehrig Autograph Baseball Bat
"The Hand of George Herman Ruth"
Babe Ruth - Famous Home Run Hitter Says:
Roger Maris - 61st Home Run AP Article

Buy & Sell with confidence!

The Marketplace.

Harness the power of the database to find the exact item you're looking to add to your collection or sell off to a new home.

The heroes behind the hobbyDB magic


hobbydb
Curation Nation

The guardians of the collectible galaxy! These fearless souls make up a dedicated task force with special powers that help keep hobbyDB data as accurate and organized as possible.

Join the ultimate crew of collectible influencers!

As hobbyDB grows, so does our power! We're already teaming up with top brands to give input on what products our users want to see next and to bring the exciting exclusives to our communities! If you're with us, that means you get to help steer and wield our influence too!

Things we've already created -

Limited Edition Topps Garbage Pail Kids 6 Card Set


GARBAGE PAIL KIDS
ART BY JOHN POUND

Limited Edition 1:18 Scale Model commemorating the first Shelby Cobra



1963
COBRA
AC 289
COLLECTORS
2019
MODEL CAR
HALL OF FAME™
NOREV


NOREV

Hot Wheels Casting and Price Guide


HOT WHEELS
CASTING AND PRICE GUIDE
MOST COMPLETE GUIDE OF MODELS RELEASED FROM 2008 TO 2017
ALSO INCLUDES RELEASES FROM 1974 TO 2007
Completing 50 years of Hot Wheels® Diecast cars
OVER 3300 COLOR PHOTOS
1ST EDITION
BY JAMES GARBACZEWSKI
Distributed By:
hobbydb
Co-Published By:

And we can come to you!

White Label Databases/Marketplaces


THE LOYAL SUBJECTS
DATABASE
MARKETPLACE
HELP
SELL
ACTION VINYLS
Filters
Has Item On Sale
Added by
Types
Stay Puft Marshmallow Man (Angry Red GID Ed.)
Dale Conspiracy Theorist
Stewie Talking Baby

Already have a favorite spot on the web but feel it would benefit from the hobbyDB touch? Perhaps a database just of the items your site is about? A similarly-themed exclusive marketplace? Well, we can now power the hobbyDB experience on any website, blog or forum so site owners can offer their communities access to all of the great hobbyDB features, but in an environment which looks and feels like their own site. AND the site owner can generate additional income from revenue share in the form of a percentage of marketplace transaction revenue. Perfect for plowing back into site hosting fees or using it to buy more stuff. And so much easier than having to worry about ads on your site.

The hobbyDB Family of Brands

Power a database with every collectible ever made (Eventually!)

Geeks Unite! Built and maintained by the most awesome community of super-fans and collectors around, our goal is to add 1 Billion collectibles to the database by 2025 (and 100 billion by 2050).

Become the Ultimate Collectible Influencers

With more than 590,000 users and growing, we're uniting to create a powerful sphere of influence. We've already partnered with big names in the collectibles industry -- Funko, Mego, and Topps -- and with the power of our user network, we'll continue to offer valuable input on what true fans want to see created next.

Create the largest and most accurate collectible price guide

With more than four million price points added to the database already, we're well on our way to becoming the ultimate price guide for collectibles.

Be THE place for every collector to host their collection and wish list (and eventually sell them)

We've already got 30M collectibles in Collections worth $610M, and 8M items in Wish Lists worth $518M across our family of brands. And all of these are items are here to be sold at some point in the future.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Built by collectors for collectors (and now owned by collectors), hobbyDB is the ultimate home for collectors and fans worldwide. With a powerful and detailed database of collectibles, you can explore any fandom, track your collection, and use our secure marketplace to safely buy and sell.

Where will your company be in 5 years?

With more than 100 million items in the database and 20 million price points in our priceguide we'll be the Wikipedia of collecting. The default place everyone goes for information on collectibles and fandoms - and the most trusted collectors' marketplace for 10 million users. With our user base growing fast and $610 million worth of items in their collections already, we're well on our way.

Why did you choose this idea?

As a team we have a vision of creating a free resource which documents everything collectible, from the most popular to the truly obscure. It doesn't matter if you're a museum curator or a first-time collector, hobbyDB puts the power of data in your hands.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Pop culture is exploding! With more media streams and more collectors collecting more stuff than ever before, the number of people who need to research, track collections, buy & sell collectibles is soaring! Plus the web is now perfect for sharing information faster and more cheaply than in past - but the downside is that 1,000s of collectible sites disappear every year. And unlike a book, that means their info can be lost forever making a central info repository a desperately-needed necessity!

What is your proudest accomplishment?

With the help of our Advisory Council, we've cracked the code to enable the ability to document any type of collectible ever made. Built from the ground up, our flexible database structure and taxonomy make it so Hot Wheels, Barbie, Decoys, Shot Glasses, and Pop!s can all live together in harmony on a single database. With powerful filters and search tools, you can dive into your specific fandom, or just browse everything that the database has to offer.

Now we have more than 500,000 items in the database that cover more than 150 item types including action figures, corkscrews, enamel pins, video games, and challenge coins (just to name a few).

How far along are you? What's your biggest obstacle?

Previously, our biggest obstacle was finding a way to document the enormous variety of collectible types in one database, satisfy expert collectors and be accessible to new users. Now we've achieved this, our biggest obstacle is getting huge amounts of new data into the database as quickly and efficiently as possible.

Who are your competitors? Who is the biggest threat?

To help with research, collectors can use Wikipedia or Google. However, the devil is in the details, and where Wikipedia has one page on a brand, we can have thousands of collectibles. Take for example our 75,000 Hard Rock Cafe pins. We dive into the details, as the smallest characteristic can really matter to a collector (and sometimes influences value).

With Google, it's too difficult to navigate all the search results to find the precise collectible you need (for example to pinpoint one of our 50,000 Hot Wheels models).

To help with buying and selling collectibles, collectors can use eBay. However, this service only comes in when collectors are at the end of their user journey and is not designed with the collector in mind.

What do you understand that your competitors don't?

As well as providing them with fun, practical tools, hobbyDB is building a powerhouse collector army! There's strength in numbers - with so many collectors onsite, we can easily poll them for what products they want to see get made and work with brands to make sure those products get to market (and since they can be sold on hobbyDB, we can also make sure collectors find them and they make mega-sales!) We've already worked with brands like GPK, Norev and Funko and are talking to many others!

We're also providing collectors with their very own space online to display their collections, connect with likeminded people who share their interests and passions and take some time out of a stressful world to enjoy their favorite things! As collectors, we know the importance of having a space to savor the things you love the most and hobbyDB is here for that!

How will you make money?

We make money in four ways - marketplace transaction income, affiliate revenue, collectible insurance packages, and market insights for brands.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We have a strong core group of folks that believe in us and our mission. So strong that we've already received more than 1 million data donations -- information on different collectibles ranging from CDs of slot car prices to books documenting corkscrews -- that are ready to be added to the database. In order to maintain our accuracy and depth of data, we rely on collectors who have expertise in specific areas. We will continue to build our tools to make it easy for anyone with specific collectible knowledge to add to the database. We need to retain and build out this group of contributors and balance this with getting the data up fast enough to build search-engine presence and retain people's interest/be useful to them.

We also need to ensure that our UX is top flight as we have some advanced functionality that is complex to communicate; our tools also need to be super easy to use to make it fast and simple for people to update our database.

What do you need the most help with?

Data! Join us in our mission to document the collectible universe! Collectors from all around the world share our vision of what hobbyDB can achieve, and are therefore pledging to help ensure the database remains as accurate as possible for everyone that uses it by contributing their time, help, and knowledge.

If you'd like to dedicate a small amount of time to improving a few pages on your favorite collectibles – it would not only enhance the database for everyone else's viewing pleasure, but you'd also be joining a cooperative of collectors who want to give this free tool back to the collecting world.

What would you do with the money you raise?

Build an app - everything you love about hobbyDB, beautifully packaged into an app. Making a site usable on a mobile device is one thing, but packaging the power of hobbyDB in a beautifully designed, easy-to-navigate application for on-the-go access is something else entirely. We want to build that “something else entirely”.

Add more data - hobbyDB has received more than 1 million data donations and counting! We plan to scale our data team and data import technology in order to help add this data as quickly as possible, without sacrificing its accuracy (more on this on https://blog.hobbydb.com/2016/10/24/hobbydb-1-million-data-donations-and-counting).

Hire more developers and UX designers so we can finish important features on our roadmap faster, here is a list of these https://help.hobbydb.com/support/solutions/articles/36000035420-new-features-to-come-

How else will hobbyDB help collectors?

As well as providing them with fun, practical tools, hobbyDB is building a powerhouse collector army! There’s strength in numbers - with so many collectors onsite, we can easily poll them for what products they want to see get made and work with brands to make sure those products get to market (and since they can be sold on hobbyDB, we can also make sure collectors find them and they make mega-sales!) We’ve already worked with brands like Funko, the Hamilton Collection, Topps and are talking to many others!

We’re also providing collectors with their very own space online to display their collections, connect with likeminded people who share their interests and passions and take some time out of a stressful world to enjoy their favorite things! As collectors, we know the importance of having a space to savor the things you love the most and hobbyDB is here for that!